Appendix 3B - Proposed issue of securities Appendix 3B - Proposed issue of securities 1 / 5 Announcement Summary Entity name MESOBLAST LIMITED Announcement Type New announcement Date of this announcement 30/12/2025 The Proposed issue is: Total number of +securities proposed to be issued for a placement or other type of issue ASX +security code +Security description Maximum Number of +securities to be issued New class-code to be confirmed WARRANTS 4 3,225,756 Proposed +issue date 23/12/2026 Refer to next page for full details of the announcement A placement or other type of issue

Appendix 3B - Proposed issue of securities Appendix 3B - Proposed issue of securities 2 / 5 Part 1 - Entity and announcement details 1.1 Name of +Entity MESOBLAST LIMITED We (the entity named above) give ASX the following information about a proposed issue of +securities and, if ASX agrees to +quote any of the +securities (including any rights) on a +deferred settlement basis, we agree to the matters set out in Appendix 3B of the ASX Listing Rules. If the +securities are being offered under a +disclosure document or +PDS and are intended to be quoted on ASX, we also apply for quotation of all of the +securities that may be issued under the +disclosure document or +PDS on the terms set out in Appendix 2A of the ASX Listing Rules (on the understanding that once the final number of +securities issued under the +disclosure document or +PDS is known, in accordance with Listing Rule 3.10.3C, we will complete and lodge with ASX an Appendix 2A online form notifying ASX of their issue and applying for their quotation). 1.2 Registered Number Type ABN Registration Number 68109431870 1.3 ASX issuer code MSB 1.4 The announcement is 1.5 Date of this announcement 30/12/2025 1.6 The Proposed issue is: A placement or other type of issue New announcement

Appendix 3B - Proposed issue of securities Appendix 3B - Proposed issue of securities 3 / 5 Part 7 - Details of proposed placement or other issue Part 7A - Conditions 7A.1 Do any external approvals need to be obtained or other conditions satisfied before the placement or other type of issue can proceed on an unconditional basis? 7A.1a Conditions Approval/Condition +Security holder approval Date for determination 30/11/2026 Is the date estimated or actual? ** Approval received/condition met?   Comments Part 7B - Issue details Is the proposed security a 'New class' (+securities in a class that is not yet quoted or recorded by ASX) or an 'Existing class' (additional securities in a class that is already quoted or recorded by ASX)? Will the proposed issue of this +security include an offer of attaching +securities? Details of +securities proposed to be issued ISIN Code (if Issuer is a foreign company and +securities do not have +CDIs issued over them)   Have you received confirmation from ASX that the terms of the proposed +securities are appropriate and equitable under listing rule 6.1? Will the entity be seeking quotation of the 'new' class of +securities on ASX? ASX +security code New class-code to be confirmed +Security description WARRANTS 4 +Security type Options Number of +securities proposed to be issued 3,225,756 Offer price details No No No New class Estimated Yes

Appendix 3B - Proposed issue of securities Appendix 3B - Proposed issue of securities 4 / 5 Offer price details Are the +securities proposed to be issued being issued for a cash consideration? Please describe the consideration being provided for the +securities In connection with the availability of the up to US$125 million loan facility, announced by the Company on 30 December 2025. Please provide an estimate of the AUD equivalent of the consideration being provided for the +securities   Will all the +securities issued in this class rank equally in all respects from their issue date? Options details +Security currency AUD - Australian Dollar Exercise price AUD 3.2000 Expiry date 23/12/2031 Details of the type of +security that will be issued if the option is exercised MSB : ORDINARY FULLY PAID Number of securities that will be issued if the option is exercised 1 ordinary share. The warrants can also be converted to American Depositary Receipts (ADRs), in which case 10 warrants will convert into 1 ADR. Please provide a URL link for a document lodged with ASX setting out the material terms of the +securities proposed to be issued or provide the information by separate announcement. See announcement lodged with the ASX on 30 December 2025. For more information on Mesoblast American Depositary Receipts, please see our Preliminary Final Report including Appendix 4E lodged with the ASX on 29 August 2025. Part 7C - Timetable 7C.1 Proposed +issue date 23/12/2026 Part 7D - Listing Rule requirements 7D.1 Has the entity obtained, or is it obtaining, +security holder approval for the entire issue under listing rule 7.1? 7D.1b Are any of the +securities proposed to be issued without +security holder approval using the entity's 15% placement capacity under listing rule 7.1? 7D.1c Are any of the +securities proposed to be issued without +security holder approval using the entity's No No Yes No

Appendix 3B - Proposed issue of securities Appendix 3B - Proposed issue of securities 5 / 5 7D.1c Are any of the +securities proposed to be issued without +security holder approval using the entity's additional 10% placement capacity under listing rule 7.1A (if applicable)? 7D.2 Is a party referred to in listing rule 10.11 participating in the proposed issue? 7D.3 Will any of the +securities to be issued be +restricted securities for the purposes of the listing rules? 7D.4 Will any of the +securities to be issued be subject to +voluntary escrow? Part 7E - Fees and expenses 7E.1 Will there be a lead manager or broker to the proposed issue? 7E.2 Is the proposed issue to be underwritten? 7E.4 Details of any other material fees or costs to be incurred by the entity in connection with the proposed issue Part 7F - Further Information 7F.01 The purpose(s) for which the entity is issuing the securities In connection with the availability of the up to US$125 million loan facility announced by the Company on 30 December 2025. 7F.1 Will the entity be changing its dividend/distribution policy if the proposed issue proceeds? 7F.2 Any other information the entity wishes to provide about the proposed issue No No No No No Yes No